Rubicon Minerals Corporation
Pro-forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - see Compilation Report)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

COMPILATION REPORT

TO THE DIRECTORS OF RUBICON MINERALS CORPORATION

We have read the accompanying unaudited pro-forma consolidated balance sheet of Rubicon Minerals Corporation (Rubicon) as at March 31, 2006, and have performed the following procedures.

1.  Compared the figures in the column captioned Rubicon Minerals Corporation to the unaudited financial statements of Rubicon as at March 31, 2006 and found them to be in agreement.

2.  Made enquiries of certain officials who have responsibility for financial and accounting matters about the basis for determination of the pro-forma adjustments. The officials described to us the basis for determination of the pro-forma adjustments.

3.  Read the notes to the pro-forma statement, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments,

4.  Recalculated the application of the pro-forma adjustments to the amounts in the column captioned Rubicon Minerals Corporation Pro-forma and found the amounts to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 7, 2006

Rubicon Minerals Corporation
Pro-Forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - See Compilation Report)

	Rubicon Minerals Corporation	Pro-forma adjustments Note 2		Rubicon Minerals Corporation Pro-forma
ASSETS
Current Assets
Cash and cash equivalents	2,598,036	(400,000)	(j)	2,198,036
Amounts receivable	886,807	(17,054)	(c)	869,753
Prepaid expenses	93,769			93,769
	3,578,612			3,161,558

Investments	6,102,904	(5,990,542)	(c)	112,362

Notes receivable - CopperCo		5,990,542	(g)
		(5,990,542)	(i)

Notes receivable - Paragon		6,671,950	(f)
		(6,671,950)	(h)

Preferred shares - CopperCo		5,990,542	(c)
		(5,990,542)	(g)

Preferred shares - Paragon		6,671,950	(c)
		(6,671,950)	(f)

Equipment	49,724			49,724
Mineral property costs	23,361,761	(6,654,896)	(c)	16,706,865
TOTAL ASSETS	33,093,001			20,030,509

See notes to pro-forma financial statement

Rubicon Minerals Corporation
Pro-Forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - See Compilation Report)

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	772,259			772,259

Note payable - CopperCo		5,990,542	(g)
		(5,990,542)	(i)

Note payable - Paragon		6,654,896	(f)
		(6,654,896)	(h)

Non-controlling interest	428,237			428,237

SHAREHOLDER’S EQUITY
Share Capital	45,840,598	(45,840,598)	(a)
New common shares		33,178,106	(a)	33,178,106

Special common shares - Paragon		6,671,950	(a)
		(6,671,950)	(f)

Special common shares - CopperCo		5,990,542	(a)
		(5,990,542)	(g)

Contributed surplus	2,631,400			2,631,400
Deficit	(16,579,493)	(400,000)	(j)	(16,979,493)
	31,892,505			18,830,013
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,093,001			20,030,509

See notes to pro-forma financial statement

Rubicon Minerals Corporation
Notes to Pro-Forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - See Compilation Report)

1. Basis of presentation

This unaudited pro-forma consolidated balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Rubicon Minerals Corporation (Rubicon or Athe Company) dated July 7, 2006 relating to the reorganization of certain existing mineral property interests into separate corporate entities. A pro-forma presentation of operations for the period ending March 31, 2006 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma consolidated balance sheet has been derived from the unaudited consolidated balance sheet of Rubicon as at March 31, 2006 and gives effect to the Company’s proposed Plan of Arrangement (the Arrangement) under the Business Corporations Act (British Columbia), as described herein. As a preliminary step in the completion of the Arrangement, on July 4, 2006 the directors of the Rubicon and Africo Resources Ltd. (Africo) incorporated two controlled subsidiaries, Paragon Minerals Corporation (Paragon) and CopperCo Resource Corp. (CopperCo), respectively. Upon completion of the Arrangement, Rubicon’s existing mineral property interests will be owned by the three companies as follows:

•
CopperCo will own the Company’s current interest in Africo, a private British Columbia company which controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

•	Paragon will own the Company’s mineral exploration rights and interests in Newfoundland and Nunavut, and

•	Rubicon will retain all other assets and its current name.

The pro-forma consolidated balance sheet has been prepared as if the reorganization of Rubicon into three separate entities occurred on March 31, 2006 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma consolidated balance sheet include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3.

This pro-forma consolidated balance sheet is not intended to reflect the financial position that would have resulted if the events reflected herein had occurred on the dates indicated. Further, this pro-forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future. This pro-forma financial statement should be read in conjunction with Rubicon’s audited December 31, 2005 annual and unaudited March 31, 2006 interim financial statements included elsewhere in this Management Information Circular.

2.  Pro-forma adjustments

The pro-forma consolidated balance sheet give effect to the following transactions as if they had occurred at March 31, 2006:

(a)  Rubicon reorganizes its share capital such that all existing shareholders surrender their shares for cancellation and receive in exchange for each common share three shares, comprised of one New common share of Rubicon and two special shares, each having an assigned par value allocated pro-rata based on the fair value of the assets that are to be transferred from Rubicon to CopperCo and Paragon, respectively.

2.  Pro-forma adjustments (continued)

(b)  CopperCo and Paragon are reorganized such that a special class of preferred shares are created in each company.

(c)
Rubicon sells certain assets, described further in note 3, to each of CopperCo and Paragon and takes back as consideration 1000 of the preferred shares described in (b) above in each of CopperCo and Paragon.

(d)
All Rubicon shareholders transfer to Paragon all of their special shares of Rubicon relating to the Paragon assets and take back as consideration, for every 6 such special shares of Rubicon, one common share of Paragon.

(e)
All Rubicon shareholders transfer to CopperCo all of their special shares of Rubicon relating to the CopperCo assets and take back as consideration, for every one special share of Rubicon, common shares of CopperCo on the basis of the percentage derived from dividing the common shares of Africo owned by Rubicon by the number of Rubicon new common shares outstanding. The non-Rubicon shareholders of Africo then transfer their shares of Africo to CopperCo and take back shares of CopperCo as consideration on a one-for-one basis.

(f)  Rubicon redeems the special shares relating to the Paragon assets, now held by Paragon, and issues a note to Paragon equal to the aggregate par value of these shares. Paragon redeems the 1000 preferred share issued to Rubicon in (c) above and issues a note to Rubicon for the redemption value of these shares, which is equal to the fair value of the investment in Africo

(g)
Rubicon redeems the special shares relating to the investment in Africo, now held by CopperCo, and issues a note to CopperCo equal to the aggregate par value of these shares. CopperCo redeems the 1000 preferred share issued to Rubicon in (c) above and issues a note to Rubicon for the redemption value of these shares, which is equal to the fair value of Rubicon’s investment in Africo.

(h)  Both Paragon and Rubicon agree to cancel the outstanding notes due to each other in full settlement of the (offsetting) amounts to each company.

(ix)  Both CopperCo and Rubicon agree to cancel the outstanding notes due to each other in full settlement of the (offsetting) amounts to each company.

(j)  Estimated costs to complete the Arrangement of $450,000 are to be incurred by Rubicon and CopperCo jointly, with CopperCo agreeing to reimburse Rubicon for up to $50,000 of this amount.

3.  Pro-forma assumptions

$	Pursuant to the Arrangement, the assets to be transferred to the new public entities are presented as follows in the accounts of Rubicon at March 31, 2006:
$
Assets transferred to Paragon:	17,054
Amounts receivable - security deposits	6,654,896
Carrying cost of Newfoundland/Nunavut exploration rights	6,671,950

Assets transferred to CopperCo:
Cash and cash equivalents
7,747,101 common shares of Africo Resources Ltd.	5,990,542

3.  Pro-forma assumptions (continued)

As there had been no substantive change in the beneficial ownership of these assets at the time that they are vended to the new corporate entities, the transactions are recorded using the historical carrying values of the assets in the accounts of Rubicon.